Exhibit (a)(1)(K)

TENDER OFFER EXPIRATION DATE IN TWO WEEKS

YOUR PROMPT ATTENTION IS REQUESTED

November 2, 2005

Dear GenTek Warrantholder:

By now you should have received tender offer materials related to the offer by ACP Acquisition, LLC, Abrams Capital, LLC and Great Hollow Partners, LLC to purchase all outstanding Tranche B Warrants and all outstanding Tranche C Warrants of GenTek Inc. at $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to you in cash, without any interest thereon.

The expiration date of the offer is rapidly approaching – currently scheduled to expire at 12:00 Midnight, New York City time, on Monday, November 14, 2005, unless extended. Please act promptly if you wish to tender your Warrants.

Consider the facts regarding our offer

Warrantholders should consider the following facts in making an informed decision about our offer:

•	Tender Offer provides you with liquidity. There has been a lack of liquidity in the trading market for the Warrants. The offer provides record warrantholders with the opportunity to consider liquidating their Warrants at a significant premium to recent market prices of the Warrants (see below) free of brokerage fees or similar expenses.

•	Premium offered for the Warrants. We are offering to pay $4.25 for each Tranche B Warrant and $4.75 for each Tranche C Warrant, in each case, net to you in cash, without interest. Our offer represents a premium of 30.8% over the closing sales price of the Tranche B Warrants on October 13, 2005, and a premium of 35.7% over the closing sales price of the Tranche C Warrants on October 13, 2005, the last day the Warrants traded prior to the announcement of the offer. The Warrants are subject to certain transfer restrictions contained in GenTek’s charter, which restrictions are slated to expire prior to the expiration of the offer. The transfer restrictions may have the effect of depressing the market value of the Warrants.

If you have lost or misplaced your warrant certificates, please call D. F. King & Co., Inc., the information agent for the offer, toll-free at 1-800-487-4870 for further instructions based on your circumstances. Alternatively, you may call the Warrant Agent, Wells Fargo Shareowner Services at 1-800-468-9716.

Timely Action Required

Please act promptly if you wish to tender your Warrants. If you are a record holder and hold certificates for Tranche B or Tranche C Warrants, please enclose your warrant certificate and a completed letter of transmittal at your first convenience to Mellon Investor Services LLC, the depositary for the offer.

If you have any questions about the offer or need assistance completing the letter of transmittal, please contact D. F. King & Co., Inc. at 1-800-487-4870.

Sincerely,

ACP Acquisition, LLC

Abrams Capital, LLC

Great Hollow Partners, LLC